Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 12, 2012, relating to the consolidated financial statements of VAALCO Energy, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting guidance in 2009 related to the estimation of oil and gas reserves), and the effectiveness of VAALCO Energy, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of VAALCO Energy, Inc. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

August 23, 2012